UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes   ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

PETRÓLEOS MEXICANOS ANNOUNCES REDEMPTION OF CERTAIN NOTES

MEXICO CITY, MEXICO – June 25, 2018 – Petróleos Mexicanos (“PEMEX”) announced today that it has elected to redeem in full its 5.500% Notes due 2019 (the “Notes”). The aggregate principal amount of Notes to be redeemed by PEMEX is U.S. $191,356,000.

The redemption date for the Notes will be July 3, 2018 (the “Redemption Date”).

The Notes will be redeemed at par, plus accrued and unpaid interest on the principal amount of the Notes from and including February 4, 2018 to (but not including) the Redemption Date, plus a make-whole amount to be determined on the third business day preceding the Redemption Date. The make-whole amount will be calculated pursuant to the terms of the Notes as the excess of (i) the sum of the present values of each remaining scheduled payment of principal and interest on the Notes (exclusive of interest accrued to the date of redemption), discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 50 basis points over (ii) the principal amount of the Notes.

Payment on the Notes will be made on or prior to the Redemption Date by credit to the accounts of participants in The Depository Trust Company, upon presentation and surrender of the Notes at the offices of Deutsche Bank Trust Company Americas, the trustee for the Notes.

On the Redemption Date, the redemption price for the Notes will become due and payable. Unless PEMEX defaults in paying the redemption price for the Notes, interest on the Notes called for redemption will cease to accrue, and the Notes will cease to be listed on the Luxembourg Stock Exchange. Upon redemption, the Notes and the related guarantees will be cancelled and any obligation thereunder extinguished.

For more information, please contact PEMEX by contacting our investor relations team at +5255 1944 9700, +5255 1944 9702 or +5255 1944 8015; email: ri@pemex.com.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ CARLOS CARAVEO SÁNCHEZ
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: June 26, 2018

Forward-Looking Statements

This press release contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;
•	activities relating to import, export, refining, petrochemicals and transportation, storage and distribution of petroleum, natural gas and oil products;
•	activities relating to our lines of business, including the generation of electricity;
•	projected and targeted capital expenditures and other costs, commitments and revenues;
•	trends in international crude oil and natural gas prices;
•	liquidity and sources of funding, including our ability to continue operating as a going concern;
•	farm-outs, joint ventures and strategic alliances with other companies; and
•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;
•	effects on us from competition, including on our ability to hire and retain skilled personnel;
•	limitations on our access to sources of financing on competitive terms;
•	our ability to find, acquire or gain access to additional reserves and to develop, either on our own or with our strategic partners, the reserves that we obtain successfully;
•	our ability to successfully identify partners and enter into farm-outs, joint ventures and strategic alliances;
•	liberalization of hydrocarbon prices in Mexico;
•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;
•	technical difficulties;
•	significant developments in the global economy;
•	significant economic or political developments in Mexico and the United States;
•	developments affecting the energy sector; and
•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.